Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 333-124748
THIS FILING CONSISTS OF A NEWS RELEASE, MANAGEMENT’S DISCUSSION AND ANALYSIS, AND CONSOLIDATED FINANCIAL STATEMENTS IN CONNECTION WITH STANTEC INC.’S SECOND QUARTER 2005 RESULTS.
Additional Information and Where to Find It
In connection with the proposed merger, Stantec Inc. (“Stantec”) and The Keith Companies, Inc. (“TKC”) have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders of TKC may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:
Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330
and from:
The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121
Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.
Cautionary Note Regarding Forward Looking Statements
This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.

News Release
For Immediate Release
Stantec announces second quarter earnings
EDMONTON AB (August 2, 2005) TSX:STN
•	Gross revenue increased 9.8% to C$150.2 million compared to C$136.8 million in the second quarter of 2004. Net revenue increased 7.5% to C$127.7 million from C$118.7 million, while net income was up 102.7% to C$13.1 million compared to C$6.4 million. Basic earnings per share were C$0.69 in the second quarter of 2005 compared to C$0.35 the same period last year, representing an increase of 97.1%.

•	Year-to-date 2005 gross revenue increased 14.6% to C$291.3 million compared to C$254.1 million in the same period of 2004, while net revenue increased 11.0% to C$246.8 million from C$222.3 million. Net income increased 63.6% to C$19.8 million from C$12.1 million. Basic EPS were up 59.1% to $1.05 from $0.66 over the first six months of 2004.

•	The Company revised its estimate for allowance for doubtful accounts in the second quarter of 2005. This revision accounted for $0.14 of the current quarter and year to date increase in basic EPS.

•	During the second quarter, Stantec announced that it had reached an agreement to acquire The Keith Companies (NASDAQ:TKCI). Stantec also entered into an agreement to acquire the shares and business of CPV Architects of Calgary, Alberta. The transaction is expected to close in August.
“We are very pleased to report excellent performance in a very active second quarter,” says Tony Franceschini, Stantec President & CEO. “Our enterprise system implementation continues to contribute to better and more timely information, resulting in an improved estimate for the allowance for doubtful accounts which has resulted in a positive increase of $0.14 basic EPS this quarter. This is expected to be a one-time adjustment to the cumulative AFDA account.”
“Overall, our operations are performing well throughout the Company in most regions and practice areas. Performance in our US Southeast region is improving and contributing marginally to our results but it is not meeting our expectations. As part of our regularly scheduled annual review of goodwill, we will be performing a goodwill impairment test during the third quarter of 2005.”
New project activity in the second quarter highlights the diversity of Stantec’s service offerings. The Company’s Environmental Management group is studying the impacts of major bridge construction on a coastal setting near Wilmington, North Carolina, for the North Carolina Department of Transportation (NCDOT) in one of NCDOT’s first-ever efforts to use water quality modeling to measure the secondary effects of land use changes. The group is also providing solid waste and environmental management services for a five-year reclamation program involving the capping of a phosphogypsum stack located near Medicine Hat, Alberta. In northwestern Ontario, the Transportation Infrastructure and Environmental Infrastructure groups are working on the survey and design of a 450-kilometre (280-mile) high-voltage transmission line from Otter Rapids to the Victor Mine in the James Bay area. The Power, Resources & Chemicals group is completing the detailed design of an instrumentation system to measure the quality of transmitted products across the Enbridge distribution network in Canada and the US. This project will require multidisciplinary engineering services from our staff in offices in both countries.
“As we see our various practice areas working together to provide service to our clients in multidisciplinary teams, we are impressed with our employees’ ability to deliver on Stantec’s operating philosophy of ‘One Team. Infinite Solutions’.” says Franceschini. “It is because of their efforts that Stantec has been able to produce consistently solid quarterly and annual results.”
The second quarter Conference Call, to be held today at 4:00 PM EDT (2:00 PM MDT), will be broadcast live and archived on Stantec’s web site at stantec.com in the Investor Relations section.
Stantec provides comprehensive professional services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics. The Company supports clients at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 4,500 employees operating out of 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

Media Contact	Investor Contact
Jay Averill	Simon Stelfox
Media Relations	Investor Relations
Stantec	Stantec
Tel: 780-917-7441	Tel: 780-917-7288	stantec.com
- continued -

Management’s Discussion and Analysis
July 29, 2005
This Management’s Discussion and Analysis of Stantec’s operations and cash flows for the quarter ended June 30, 2005, should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2005, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in the 2004 Annual Report, and the Report to Shareholders contained in the 2005 Second Quarter Report. The Company continues to use the same accounting policies and methods as those used in 2004 except as disclosed in note 1 to the unaudited interim consolidated financial statements for the quarter ended June 30, 2005. This new accounting policy for consolidation was adopted in accordance with Accounting Guideline 15—Consolidation of Variable Interest Entities (VIEs). This guideline provides the framework for identifying VIEs as well as procedures for determining when they should be included in consolidated results. The adoption of this accounting guideline has not had an impact on these interim consolidated financial statements. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.
This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. We refer to and use the terms “net revenue” and “gross margin” throughout our analysis. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is defined as gross revenue less subconsultant and other direct expenses. Gross margin is defined as net revenue less direct payroll costs.
This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “expects,” “believes,” “may,” “will,” “should,” “estimates,” “anticipates,” or the negative thereof or other variations thereon. We caution readers that, by their nature, forward-looking statements involve risks and uncertainties and that the Company’s actual actions or results may differ materially. The Company does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf. Reference should also be made to the Caution Regarding Forward-Looking Statements and the Risk section of the Management’s Discussion and Analysis included in the 2004 Annual Report.
OVERALL PERFORMANCE
Gross revenue for Q2 05 increased by 9.8% to $150.2 million from $136.8 million in Q2 04. Net revenue increased by 7.5% to $127.7 million compared to $118.7 million, and net income increased by $6.6 million to $13.1 million. Basic earnings per share were $0.69 for Q2 05 and diluted earnings per share were $0.67, compared to basic and diluted earnings per share of $0.35 and $0.33 respectively for Q2 04. On a year-to-date basis, gross revenue increased by 14.6% to $291.3 million from $254.1 million. Net revenue increased by 11.0% to $246.8 million compared to $222.3 million, and net income increased by $7.7 million to $19.8 million. Year-to-date basic earnings per share were $1.05 for 2005 and diluted earnings per share were $1.02, compared to basic and diluted earnings per share of $0.66 and $0.63 respectively for 2004. Our level of investment in costs and estimated earnings in excess of billings and in accounts receivable (i.e., number of days’ revenues) was at 96 days at the end of the second quarter, compared to 95 days at the end of the first quarter and 101 days at the end of 2004.

Cash flows from operating activities were $20.1 million during Q2 05, compared to $20.1 million in Q2 04. An increase in cash receipts from clients and a decrease in interest paid were offset by an increase in income taxes paid. On a year-to-date basis, cash flows from operating activities were $12.5 million for 2005, compared to $16.1 million for 2004. This change was due to an increase of $16.7 million in income taxes paid in 2005 compared to 2004, offset by a net of $11.9 million in increased cash receipts from clients less cash paid to suppliers and employees.
The decrease in cash used in investing activities during Q2 05 compared to Q2 04 was $18.0 million. This change was mainly due to the acquisition of The Sear-Brown Group, Inc. and the purchase of investments held for self-insured liabilities during Q2 04. The decrease of $11.9 million in cash from financing activities in Q2 05 compared to Q2 04 was mainly due to long-term bank financing obtained in Q2 04 to finance the acquisition of The Sear-Brown Group, Inc. On a year-to-date basis, the cash flows from financing activities was $26.9 million less in 2005 than in 2004. This decrease was due to the long-term bank financing obtained in Q2 04 combined with the bank indebtedness financing obtained during the first half of 2004 to finance our increased investment in costs and estimated earnings in excess of billings.
There have been no significant changes in our industry environment or market opportunities as discussed in the Future Expectations section of the 2004 Annual Report.
The table below summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results on a quarter-to-quarter basis:

	Quarter ended June 30			Two quarters ended June 30
	% of Net Revenue		% Increase*	% of Net Revenue		% Increase*
	2005	2004	2005 vs. 2004	2005	2004	2005 vs. 2004
Gross revenue	117.6%	115.3%	9.8%	118.0%	114.3%	14.6%
Net revenue	100.0%	100.0%	7.5%	100.0%	100.0%	11.0%
Direct payroll costs	43.0%	46.5%	(0.5%)	44.3%	46.2%	6.4%
Gross margin	57.0%	53.5%	14.5%	55.7%	53.8%	15.0%
Administrative and marketing expenses	38.7%	41.5%	0.3%	40.8%	41.9%	8.2%
Depreciation of property and equipment	2.3%	2.5%	(2.3%)	2.3%	2.5%	1.3%
Amortization of intangible assets	0.2%	0.4%	(59.1%)	0.2%	0.3%	(28.6%)
Net interest expense	0.1%	0.7%	(88.6%)	0.1%	0.7%	(88.7%)
Foreign exchange losses (gains)	0.0%	0.0%	(76.7%)	0.0%	0.0%	n/a
Share of income from associated companies	0.0%	0.0%	(50.6%)	0.0%	0.1%	(47.6%)
Income before income taxes	15.7%	8.4%	100.7%	12.3%	8.5%	61.1%
Income taxes	5.5%	3.0%	97.0%	4.3%	3.1%	56.6%
Net income for the period	10.2%	5.4%	102.7%	8.0%	5.4%	63.6%

*	% increase calculated based on the dollar change from the comparable period.

SUMMARY OF QUARTERLY RESULTS
The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.
Quarterly unaudited financial information (in thousands of Canadian dollars, except per share data)

	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005	Jun 30, 2005
Gross revenue	139,751	126,996	141,144	150,164
Net revenue	119,810	107,065	119,133	127,657
Net income	8,488	9,599	6,735	13,066
EPS — basic	0.46	0.52	0.36	0.69
EPS — diluted	0.44	0.50	0.35	0.67

	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004
Gross revenue	120,810	111,616	117,317	136,815
Net revenue	101,716	92,850	103,566	118,710
Net income	7,251	6,350	5,658	6,445
EPS — basic	0.40	0.35	0.31	0.35
EPS — diluted	0.38	0.33	0.30	0.33
The following items impact the comparability of our quarterly results:

	Q3 04 vs.	Q4 04 vs.	Q1 05 vs.	Q2 05 vs.
(in thousands of Canadian dollars)	Q3 03	Q4 03	Q1 04	Q2 04
Increase (decrease) in gross revenue due to:
Acquisitions completed in current and prior two years	12,832	14,636	23,209	14,237
Net internal growth	7,547	3,418	3,267	4,278
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(1,438)	(2,674)	(2,649)	(5,166)
Total increase in gross revenue	18,941	15,380	23,827	13,349

The increase of $13.3 million in gross revenue in Q2 05 over Q2 04 was due primarily to growth from acquisitions. The acquisitions completed in the last half of 2004 accounted for $6.7 million of this increase.
RESULTS OF OPERATIONS
Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.
Change in Accounting Estimate
During the second quarter of 2005, we revised our estimated provision for allowance for doubtful accounts (AFDA) to reflect the improved information on historical loss experience that is now available to us through the use of the enterprise management system. The impact of the change in the estimate of AFDA has resulted in a decrease of $4 million to administrative and marketing expenses, an increase of $4 million to net accounts receivable, and an increase of $0.14 in year-to-date basic earnings per share. We will continue to monitor our historical loss experience in the ensuing quarters and will adjust this accounting estimate as required based on the information gathered.

Gross Revenue
The net increase in gross revenue was $13.3 million for Q2 05 over Q2 04 due to growth from acquisitions of $14.2 million and internal growth of $4.3 million offset by the impact of foreign exchange rates on revenue earned by foreign subsidiaries of $5.2 million. The year-to-date increase in gross revenue of $37.2 million for 2005 over 2004 is due to growth from acquisitions of $37.4 million and internal growth of $7.5 million offset by the impact of foreign exchange rates on revenue earned by foreign subsidiaries of $7.7 million.
Gross Margin
Gross margin as a percentage of net revenue achieved during Q2 05 compared to Q2 04 was 57.0% and 53.5% respectively. The year-to-date gross margin was 55.7% for 2005, compared to 53.8% for 2004. During 2005, we implemented a fixed rate disbursement process as a means of simplifying the recovery of administrative disbursements related to billable projects. The impact of this change over the first half of 2005 resulted in an increase of approximately 0.4% in overall gross margin. The information available from our new enterprise management system has contributed to improved project management and enhanced gross margin. There will continue to be fluctuations in the margins reported from quarter to quarter as a result of the mix of projects in progress during any quarter.
Administrative and Marketing Expenses
Administrative and marketing expenses as a percentage of net revenue were 38.7% for Q2 05, compared to 41.5% for Q2 04. Year-to-date administrative and marketing expenses as a percentage of net revenue were 40.8% for 2005 compared to 41.9% for 2004 and to our expectation of between 40 and 42% for fiscal 2005. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the quarter. The $4.0 million revision to our estimate for AFDA accounts for a 3.2% reduction in Q2 05 and a 1.6% reduction on a year-to-date basis. As well the acquisition of The Sear-Brown Group, Inc. in Q2 04 resulted in additional costs associated with implementing an operating structure in a new region. The costs reported in Q2 05 are more reflective of our expected levels of administrative and marketing expenses (excluding the AFDA adjustment) and are consistent with the levels reported in earlier years.
Depreciation of Property and Equipment
Depreciation of property and equipment as a percentage of net revenue on a quarter and year-to-date basis decreased to 2.3% in 2005 compared to 2.5% in 2004. The year-to-date depreciation expense has increased by $72,000. The reduction in the depreciation expense related to the sale of our Edmonton office building during Q4 04 has been offset by an increase from acquisitions completed during 2004 combined with the depreciation expense associated with normal asset additions. Year over year, depreciation expense remained relatively constant, resulting in a reduction as a percentage of an increasing net revenue base.
Amortization of Intangible Assets
The timing of completed acquisitions, as well as the type of intangible assets acquired, impacts the amount of amortization of intangible assets. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one year. As a result, the impact of amortization of contract backlog can be significant in the two to three quarters following an acquisition. The table below summarizes amortization of identifiable intangible assets:

	Quarter ended June 30		Two quarters ended June 30
(in thousands of Canadian dollars)	2005	2004	2005	2004
Amortization of client relationships and other	188	186	376	319
Amortization of backlog	0	274	50	278
Total amortization of intangible assets	188	460	426	597

Net Interest Expense
The reduction of $731,000 in net interest expense in Q2 05 compared to Q2 04 was a result of maintaining a positive cash position throughout Q2 05 compared to a bank indebtedness of $34.2 million at the end of Q2 04. In addition, our total long-term debt position throughout 2005 was less than it was throughout 2004, which contributed to the reduction in overall interest expense. The year-to-date decrease of $1.3 million in interest expense is attributable to the same factors.
Income Taxes
Our effective income tax rate for Q2 05 remained consistent with the rate for Q1 05 at 35.0%, compared to 32.4% for the year ended December 31, 2004. Our estimated income tax rate is adjusted quarterly, based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions. For 2005 we are expecting an increase in the proportion of income earned by our US operations. Because the US has higher statutory income tax rates than Canada, our estimated overall effective income tax rate for 2005 has increased over 2004.
LIQUIDITY AND CAPITAL RESOURCES
Working capital (current assets less current liabilities) at the end of Q2 05 was $98.2 million, compared to $82.0 million at the end of Q4 04. Current assets decreased by $2.3 million, and current liabilities decreased by $18.5 million. The majority of the decrease in current assets was due to the reduction in cash and cash equivalents caused by the timing of committed cash outflows that occur during the first quarter of each year, such as the payment of employee incentive bonuses and fiscal year-end tax liabilities.
Cash flows from operating activities were $20.1 million during Q2 05, compared to $20.1 million in Q2 04. Year-to-date cash flows from operating activities were $12.5 million for 2005, compared to $16.1 million for 2004. This change was mainly due to an increase of $16.7 million in income taxes paid, offset by a net of $11.9 million in increased cash receipts from clients less cash paid to suppliers and employees. Income taxes payable at the end of 2003 were lower than normal due to the high level of investment in costs and estimated earnings in excess of billings at that time. This resulted in lower income tax payments in Q1 04 as well as lower income tax installment requirements for 2004. Our income tax payments in 2005 increased over 2004 to cover the higher income tax liability outstanding at the end of 2004 as well as the increased income tax installments required for 2005.
As a professional services organization, we are not capital intensive. Expenditures are made primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. Our capital expenditures were $4.0 million for Q2 05. This was within the expected range for 2005 to support ongoing operational activity. During Q2 05, our capital expenditures were financed by cash flows from operations.
Share options exercised for cash during the first two quarters of 2005 generated cash of $535,000 compared to $918,000 for the same period in 2004.
PROPOSED TRANSACTIONS
During Q2 05, we entered into an agreement to acquire the shares and business of The Keith Companies, Inc. This transaction is subject to customary conditions, including approval by The Keith Companies’ shareholders. In conjunction with the transaction, we have applied to become a U.S. Securities and Exchange Commission registrant and have been accepted to have our common shares listed on the New York Stock Exchange in addition to our existing Toronto Stock Exchange listing. The consideration for the Keith transaction will be a combination of cash and shares. The estimated cash consideration is expected to be US$90.4 million, which will be financed through utilization of our existing cash and available credit facilities as well as use of part of The Keith Companies’ cash. The portion of The Keith Companies’ cash that can be used to finance the transaction is subject to restrictions outlined in the merger agreement. These restrictions will require us to continue to hold a portion of The Keith Companies’ cash and to obtain additional credit to finance these cash holdings. We expect to finalize arrangements for a new credit facility prior to the completion of the transaction.
The transaction is expected to be accretive to our earnings while significantly strengthening our presence in southern California. It is expected to close during the third quarter of 2005.
During the second quarter of 2005, we entered into an agreement to acquire the shares and business of CPV Group Architects & Engineering Ltd. Cash consideration of $3.6 million will be paid from existing cash resources. This acquisition will strengthen our architectural and interior design presence in western Canada. Upon the close of this transaction, the operations will be integrated immediately into the Alberta and British Columbia offices.
OUTLOOK
The outlook for the remainder of 2005 continues to be positive as our Company operates in a highly diverse infrastructure and facilities market within North America. Expectations remain consistent with those described in the Management’s Discussion and Analysis included in the December 31, 2004 Annual Report.
OTHER
Outstanding Share Data
As at June 30, 2005, there were 18,949,286 common shares and 982,332 share options outstanding. During the period to July 29, 2005 no shares have been repurchased under our normal course issuer bid, nor have any share options been exercised.

STANTEC INC.
CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
THREE AND SIX MONTHS ENDED JUNE 30, 2005

STANTEC INC.
June 30, 2005
Contents

Page
Consolidated Financial Statements
Consolidated Balance Sheets	1
Consolidated Statements of Income and Retained Earnings	2
Consolidated Statements of Cash Flows	3
Notes to the Consolidated Financial Statements	4 - 9

STANTEC INC.
Consolidated Balance Sheets

	June 30	December 31
	2005	2004
(Columnar figures stated in thousands of Canadian dollars) (Unaudited)	$	$

ASSETS
Current
Cash and cash equivalents	31,684	37,890
Accounts receivable, net of allowance for doubtful accounts of $11,930 in 2005 ($21,095 – 2004) (note 2)	114,877	112,476
Costs and estimated earnings in excess of billings	41,692	40,861
Income taxes recoverable	2,808	—
Prepaid expenses	3,440	4,165
Future income tax assets	6,829	8,532
Other assets	5,113	4,831

	206,443	208,755
Property and equipment	50,191	48,262
Goodwill	86,086	84,694
Intangible assets	5,876	6,278
Future income tax assets	5,655	6,357
Other assets	10,363	7,754

	364,614	362,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	71,753	78,718
Billings in excess of costs and estimated earnings	17,205	18,832
Income taxes payable	—	5,732
Current portion of long-term debt (note 4)	9,182	12,820
Future income tax liabilities	10,061	10,653

	108,201	126,755
Long-term debt (note 4)	17,825	21,155
Other liabilities	19,404	16,818
Future income tax liabilities	8,280	8,316

	153,710	173,044

Shareholders’ Equity
Share capital (note 5)	88,218	87,656
Contributed surplus (note 5)	2,988	2,544
Cumulative translation account	(17,816)	(19,018)
Retained earnings	137,514	117,874

	210,904	189,056

	364,614	362,100

See accompanying notes

1.

STANTEC INC.
Consolidated Statements of Income and Retained Earnings

	For the quarter ended		For the two quarters ended
	June 30		June 30
(Columnar figures stated in thousands of Canadian dollars,	2005	2004	2005	2004
except per share amounts) (Unaudited)	$	$	$	$

INCOME
Gross revenue	150,164	136,815	291,308	254,132
Less subconsultant and other direct expenses	22,507	18,105	44,518	31,856

Net revenue	127,657	118,710	246,790	222,276
Direct payroll costs	54,952	55,225	109,391	102,765

Gross margin	72,705	63,485	137,399	119,511
Administrative and marketing expenses (note 2)	49,450	49,308	100,712	93,117
Depreciation of property and equipment	2,920	2,988	5,684	5,612
Amortization of intangible assets	188	460	426	597
Net interest expense (note 4)	94	825	169	1,499
Foreign exchange (gains) losses	(7)	(30)	54	(19)
Share of income from associated companies	(40)	(81)	(108)	(206)

Income before income taxes	20,100	10,015	30,462	18,911

Income taxes
Current	5,069	2,637	8,897	7,057
Future	1,965	933	1,764	(249)

	7,034	3,570	10,661	6,808

Net income for the period	13,066	6,445	19,801	12,103

Retained earnings, beginning of period	124,542	93,569	117,874	88,266
Net income for the period	13,066	6,445	19,801	12,103
Shares repurchased (note 5)	(94)	(87)	(161)	(442)

Retained earnings, end of period	137,514	99,927	137,514	99,927

Weighted average number of shares outstanding — basic	18,941,977	18,470,963	18,936,538	18,425,052

Weighted average number of shares outstanding — diluted	19,456,333	19,304,882	19,434,844	19,230,366

Shares outstanding, end of period	18,949,286	18,476,318	18,949,286	18,476,318

Earnings per share
Basic	0.69	0.35	1.05	0.66

Diluted	0.67	0.33	1.02	0.63

See accompanying notes

2.

STANTEC INC.
Consolidated Statements of Cash Flows

	For the quarter ended		For the two quarters ended
	June 30		June 30
(Columnar figures stated in thousands	2005	2004	2005	2004
of Canadian dollars) (Unaudited)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	148,988	143,474	300,122	268,043
Cash paid to suppliers	(40,999)	(41,900)	(94,262)	(85,766)
Cash paid to employees	(83,953)	(82,205)	(176,077)	(164,446)
Dividends from equity investments	—	—	250	200
Interest received	1,452	1,748	2,716	3,495
Interest paid	(1,457)	(2,376)	(2,778)	(4,736)
Income tax refunds received (taxes paid)	(3,963)	1,342	(17,438)	(724)

Cash flows from operating activities	20,068	20,083	12,533	16,066

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired and bank indebtedness assumed (note 3)	8	(14,270)	(692)	(14,270)
Purchase of investments held for self-insured liabilities	(1,650)	(5,963)	(3,376)	(5,963)
Proceeds on disposition of investments	81	55	513	55
Collection of note receivable from disposition of Technology segment	250	—	250	—
Purchase of property and equipment	(3,954)	(3,182)	(8,105)	(7,932)
Proceeds on disposition of property and equipment	128	225	130	258

Cash flows used in investing activities	(5,137)	(23,135)	(11,280)	(27,852)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(2,119)	(5,834)	(8,001)	(12,109)
Proceeds from long-term borrowings	—	13,960	—	13,960
Net change in bank indebtedness financing	—	1,719	—	17,061
Repurchase of shares for cancellation (note 5)	(112)	(105)	(195)	(545)
Proceeds from issue of share capital (note 5)	95	63	535	918

Cash flows from (used in) financing activities	(2,136)	9,803	(7,661)	19,285

Foreign exchange gain (loss) on cash held in foreign currency	39	(7)	202	46

Net increase (decrease) in cash	12,834	6,744	(6,206)	7,545
Cash and cash equivalents, beginning of period	18,850	8,144	37,890	7,343

Cash and cash equivalents, end of period	31,684	14,888	31,684	14,888

See accompanying notes

3.

STANTEC INC.
Notes to the Consolidated Financial Statements
Unaudited
1.	General Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the annual December 31, 2004, consolidated financial statements. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2004, annual consolidated financial statements. In management’s opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income and retained earnings and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

Principles of Consolidation

Effective January 1, 2005, the Company adopted Accounting Guideline 15-Consolidation of Variable Interest Entities. These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries that are not considered to be variable interest entities (VIEs) and all VIEs for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The adoption of this accounting guideline has not had an impact on the interim consolidated financial statements.

2.	Change in Accounting Estimate

During the second quarter of 2005, management revised its estimate for the allowance for doubtful accounts. The revision was based on improved information available on historical loss experience and has been applied prospectively. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates could be significant. The impact of this change during the second quarter was a $4,000,000 reduction of administrative and marketing expenses.

3.	Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of earnings since the respective dates of acquisition are included in the consolidated statements of income. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. In the case of some acquisitions, the additional consideration payable based on future performance parameters may be adjusted upward or downward. As at June 30, 2005, the maximum contingent consideration that may be payable in 2005 and future years is approximately $9,000. Such additional consideration is recorded as additional goodwill in the period in which the consideration to be paid is confirmed.

During the first two quarters of 2005, the Company paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited (2002) acquisition and adjusted the purchase price on the Ecological Services Group Inc. (2003), GBR Architects Limited (2004), and Dunlop Architects Inc. (2004) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

During the first two quarters of 2004, the Company acquired the shares and businesses of The Sear-Brown Group, Inc. (April 2, 2004) and GBR Architects Limited (May 31, 2004) and reduced the purchase price in connection with the Cosburn Patterson Mather Limited (2002), The Spink Corporation (2001), the APAI Architecture Inc. (2003), and the Ecological Services Group Inc. (2003) acquisitions pursuant to price adjustment clauses in the purchase agreements.

4.

STANTEC INC.
Notes to the Consolidated Financial Statements
Unaudited
3.	Business Acquisitions continued...

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first two quarters of each year are as follows:

	2005	2004
(in thousands of Canadian dollars)	$	$

Cash consideration	700	8,811
Promissory notes, due 2004 through 2007	421	657

Purchase price	1,121	9,468

Assets and liabilities acquired at fair values
Cash acquired (bank indebtedness assumed)	8	(5,459)
Non-cash working capital	591	3,134
Property and equipment	(9)	2,649
Goodwill	586	14,033
Intangibles assets
Client relationships	—	2,045
Contract backlog	—	526
Long-term debt	—	(7,073)
Future income taxes	(55)	(387)

Net assets acquired	1,121	9,468

All of the goodwill is non-deductible for income tax purposes.

4.	Long-Term Debt

	June 30	December 31
	2005	2004
(in thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	117	111
Other non-interest-bearing notes payable	3,555	7,862
Bank loan	21,444	23,997
Mortgages payable	1,736	1,765
Other	155	240

	27,007	33,975
Less current portion	9,182	12,820

	17,825	21,155

The Company has a revolving credit facility in the amount of $30 million to support general business operations. None of this facility was accessed at June 30, 2005, or December 31, 2004. All assets of the Company are held as collateral under a general security agreement for the bank loan and bank indebtedness. The mortgages payable are supported by first mortgages against land and buildings.

The interest expense on long-term debt in Q2 05 was $364,000 (Q2 04 — $704,000), with a year-to-date expense of $718,000 (2004 — $1,199,000).

5.

STANTEC INC.
Notes to the Consolidated Financial Statements
Unaudited
5.	Share Capital

					Contributed
	Capital Stock				Surplus
	2005		2004		2005	2004
	Common		Common
	Shares		Shares
(in thousands of Canadian dollars)	#	$	#	$	$	$

Balance, beginning of year	18,871,085	87,656	18,327,284	84,281	2,544	1,842
Share options exercised for cash	64,834	440	155,434	855	—	—
Stock-based compensation expense					254	178
Shares repurchased under normal course issuer bid	(2,900)	(15)	(17,900)	(83)	(1)	(1)
Reclassification of fair value of stock options previously expensed		57		—	(57)	—

Balance, as at March 31	18,933,019	88,138	18,464,818	85,053	2,740	2,019

Share options exercised for cash	20,167	95	15,500	63	—	—
Stock-based compensation expense					251	176
Shares repurchased under normal course issuer bid	(3,900)	(18)	(4,000)	(18)	—	(1)
Reclassification of fair value of stock options previously expensed		3		15	(3)	(15)

Balance, as at June 30	18,949,286	88,218	18,476,318	85,113	2,988	2,179

During Q2 05, 3,900 common shares (Q2 04 — 4,000) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $112,000 (2004 — $106,000). Of this amount, $18,000 and $0 (Q2 04 — $18,000 and $1,000) reduced the share capital and contributed surplus accounts respectively, with $94,000 (Q2 04 — $87,000) being charged to retained earnings.

During 2005, 6,800 common shares (2004 — 21,900) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $195,000 (2004 — $545,000). Of this amount, $33,000 and $1,000 (2004 — $101,000 and $2,000) reduced the share capital and contributed surplus accounts respectively, with $161,000 (2004 — $442,000) being charged to retained earnings.

6.

STANTEC INC.
Notes to the Consolidated Financial Statements
Unaudited
5.	Share Capital continued...

During Q2 05, the Company recognized a stock-based compensation expense of $334,000 (2004 — $237,000) in administrative and marketing expenses. The amount relating to the fair value of the options granted ($251,000; Q2 04 — $176,000) was reflected through contributed surplus, and the amount relating to deferred share unit compensation ($83,000; Q2 04 — $61,000) was reflected through accrued liabilities.

During 2005, the Company recognized a stock-based compensation expense of $683,000 (2004 — $504,000) in administrative and marketing expenses. The amount relating to the fair value of the options granted ($505,000; 2004 — $354,000) was reflected through contributed surplus, and the amount relating to deferred share unit compensation ($178,000; 2004 — $150,000) was reflected through accrued liabilities. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

6.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer of the Company.

All operations of the Company are included in one reportable segment as Consulting Services, which provides services throughout North America and internationally.

Geographic information

	June 30, 2005	December 31, 2004
	Property and Equipment,	Property and Equipment,
	Goodwill, Intangible Assets	Goodwill, Intangible Assets
(in thousands of Canadian dollars)	$	$

Canada	89,389	86,731
United States	52,300	52,032
International	464	471

	142,153	139,234

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2005	2004	2005	2004
	Gross	Gross	Gross	Gross
	Revenues	Revenues	Revenues	Revenues
(in thousands of Canadian dollars)	$	$	$	$

Canada	96,406	78,481	183,322	157,425
United States	52,948	56,991	106,104	93,606
International	810	1,343	1,882	3,101

	150,164	136,815	291,308	254,132

7.

STANTEC INC.
Notes to the Consolidated Financial Statements
Unaudited
7.	Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for such contributions as an expense in the period in which they are incurred. The expense recorded in Q2 05 was $2,067,000 (Q2 04 — $2,009,000), with a year-to-date expense of $4,071,000 (2004 — $3,788,000 ).

8.	Cash Flows From (Used in) Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2005	2004	2005	2004
(in thousands of Canadian dollars)	$	$	$	$

Net income for the period	13,066	6,445	19,801	12,103
Add (deduct) items not affecting cash:
Depreciation of property and equipment	2,920	2,988	5,684	5,612
Amortization of intangible assets	188	460	426	596
Future income tax	1,965	933	1,764	(249)
Loss on dispositions of investments and property and equipment	439	20	338	27
Stock-based compensation expense	334	237	683	504
Allowance for doubtful accounts (note 2)	(4,000)	—	(4,000)	—
Provision for self-insured liability	1,429	1,440	3,449	2,881
Other non-cash items	78	75	255	122
Share of income from equity investments	(40)	(81)	(108)	(206)
Dividends from equity investments	—	—	250	200

	16,379	12,517	28,542	21,590

Change in non-cash working capital accounts:
Accounts receivable	(5,655)	2,682	2,447	(14,136)
Costs and estimated earnings in excess of billings	2,150	(2,219)	(924)	16,239
Prepaid expenses	35	(300)	748	466
Accounts payable and accrued liabilities	8,307	3,746	(8,022)	(13,503)
Billings in excess of costs and estimated earnings	(2,248)	(327)	(1,705)	(971)
Income taxes payable/recoverable	1,100	3,984	(8,553)	6,381

	3,689	7,566	(16,009)	(5,524)

Cash flows from operating activities	20,068	20,083	12,533	16,066

8.

STANTEC INC.
Notes to the Consolidated Financial Statements
Unaudited
9.	Pending Acquisitions

During the second quarter of 2005, the Company entered into an agreement to acquire the shares and business of The Keith Companies, Inc. for a combination of cash consideration and Stantec common shares. This transaction is subject to customary conditions, including approval by The Keith Companies, Inc. shareholders. In conjunction with the transaction, the Company has applied to become a US Securities and Exchange Commission registrant and to have its common shares listed on the New York Stock Exchange in addition to its existing Toronto Stock Exchange listing. The estimated total consideration, excluding transaction costs, is expected to consist of approximately 3.9 million common shares valued at US$91.5 million and cash consideration of approximately US$90.4 million. The estimated cash consideration will be financed through utilization of the Company’s existing cash and available credit facilities as well as use of part of The Keith Companies, Inc.’s cash. The portion of The Keith Companies, Inc.’s cash that can be used to finance the transaction is subject to restrictions outlined in the merger agreement. These restrictions may require the Company to continue to hold a portion of The Keith Companies, Inc.’s cash and to obtain additional credit to finance these cash holdings. The transaction is expected to close during the third quarter of 2005.

During the second quarter, the Company entered into an agreement to acquire the shares and business of CPV Group Architects & Engineers Ltd. for cash consideration of $3.6 million. The transaction is expected to close during the third quarter of 2005.

10.	Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

9.